Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, Canada

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations we advise that the following matters were voted upon at our annual general meeting of shareholders held on June 29, 2010 and the results of those votes are as follows:

1.	Minutes of Last Annual General Meeting of Shareholders

By a vote by show of hands, reading of the minutes of our last annual general meeting held on June 23, 2009 was dispensed with and the minutes accepted as if read.

2.	Annual Financial Statements and Management’s Discussion & Analysis for Last Fiscal Year

By a vote by show of hands, our financial statements for the fiscal year ended December 31, 2009, together with the report of the auditor thereon, and accompanying Management’s Discussion & Analysis were accepted as if read.

3.	Number of Directors

By a vote by show of hands, the number of directors for the next year was set at five.

4.	Election of Directors

By a vote by show of hands, the following persons were elected as our directors until the next annual general meeting:

ANDERSON, James R.	GOODMAN, Leslie D.	HUGHES, Richard W.

SCHROEDER III, Charles E.	WEISMANTEL, Lyle R.

5.	Appointment of Auditor

By a vote by show of hands, Meyers Norris Penny LLP, Chartered Accountants, were appointed as our auditor for the ensuing year and the directors were authorized to approve the auditor’s remuneration.

6.	Shareholder Rights Plan

By a vote by show of hands, our Shareholder Rights Plan was ratified and approved, and our directors were authorized to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

If a poll had been taken, there would have been 15,351,542 shares by proxy and 13,448,440 shares in person (collectively representing 97.89% of the votes) in favour of the motion and 620,881 shares (representing 2.11% of the votes) against the motion.

7.	Management Contract Share Bonuses

By a vote by ballot, the issuance of up to 269,881 common shares to the Company’s Chief Financial Officer, Wayne R. Moorhouse, in satisfaction of his potential bonus in respect of the Company’s 2009 financial year was approved.

There were 30,762,841 shares (representing 83.55% of the votes) in favour of the motion and 6,055,239 shares (representing 16.45% of the votes) against the motion. A total of 357,468 shares held by Wayne R. Moorhouse and his associates were withheld from voting.